SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                       Parallax Entertainment, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   69915P103
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                                 (CUSIP Number)

                                Kim Donovan
                        c/o Parallax Entertainment, Inc.
                         14110 N. Dallas Parkway, #130
                                Dallas, TX 75254
                                  972-726-9203
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 1, 2001

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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 69915P103

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Gust Kepler ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


U.S.A.
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               7    SOLE VOTING POWER

  NUMBER OF
               42,440,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


42,440,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


69.8
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14   TYPE OF REPORTING PERSON*


IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 4 Pages

Item 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of Parallax Entertainment, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 14110 N. Dallas Parkway, Suite 130, Dallas, Texas 75254.

Item 2.           IDENTITY AND BACKGROUND

          (a)-(c) Gust Kepler, PO Box 800236, Dallas, Texas 75380 Parallax Entertainment, Inc. - President and CEO 14110 N. Dallas Parkway, Suite 130, Dallas, Texas 75254

         (d)-(f) During the last five years, Gust Kepler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to civil proceeding of a judicial or administrative body of competent jurisdiction. Gust Kepler is a citizen of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         12,440,000 shares were issued as founder's stock and 30,000,000 shares were issued in lieu of cash as compensation for services as President and CEO of the Parallax.

Item 4.           PURPOSE OF TRANSACTION

         The shares were acquired for investment purposes.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         There have been no transactions in the shares effected by the shareholder. Of the 42,440,000 shares 12,440,000 shares are subject to a lock-up agreement until October 2003.
         According to the Company's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September30, 2001, there were a total of 59,805,940 shares issued and outstanding this number reflects, retroactively, a 20 for one stock dividend on November 2, 2001. As of the date of this filing 1,000,000 additional shares have been issued resulting in 60,805,940 shares issued and outstanding. As of the date hereof, Gust Kepler has the sole power to vote 42,440,000 shares. This total represents 69.8% of the total shares outstanding as of such date.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.           MATERIALS TO BE FILED AS EXHIBITS

         N/A

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

November 30, 2001
-----------------
Date

/s/ Gust Kepler
---------------
Signature

Gust Kepler, President and CEO
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                                  Page 4 of 4